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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*



                            INTELLIGENT LIFE CORP.
                            ----------------------
                               (Name of Issuer)


                                 COMMON STOCK
                        ------------------------------
                        (Title of Class of Securities)


                                    45172Q109
                                 --------------
                                 (CUSIP Number)


                                    12/31/99
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Names of Reporting Persons: ING BARINGS LLC

     I.R.S. Identification Nos. of above persons (entities only):

     13-3856626

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  .....................................................................

     (b) ......................................................................

3.   SEC Use Only

     ..........................................................................

4.   Citizenship or Place of Organization.

     DELAWARE

5.   Sole Voting Power ......947896

6.   Shared Voting Power

     ..............................................................

7.   Sole Dispositive Power......947896

8.   Shared Dispositive Power

     ..............................................................

9.   Aggregate Amount Beneficially Owned by Each Reporting Person......947896

10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions).............................................................

11.  Percent of Class Represented by Amount in Row (11)............7 %

12.  Type of Reporting Person (See Instructions).......... BD

Item 1(a) Name of Issuer

          INTELLIGENT LIFE CORP.

Item 1(b) Address of Issuer's Principal Executive Offices

          11811 US HIGHWAY ONE, SUITE 101

          NORTH PALM BEACH, FL 33408

Item 2(a) Name of Person Filing: ANDREW DRUCH

Item 2(b) Address of Principal Business Office or, if none, Residence:

          55 EAST 52ND STREET, NEW YORK, NY 10055

Item 3(c) Citizenship: UNITED STATES

Item 4(d) Title of Class of Securities: COMMON STOCK

Item 5(e) CUSIP Number: 45172Q109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)       [X] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

(b)       [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)       [ ] Insurance company as defined in section 3(a)(19) of the Act (15
              U.S.C. 78c).

(d)       [ ] Investment company registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C 80a-8).

(e)       [ ] An investment adviser in accordance with
              ss.240.13d-1(b)(1)(ii)(E);

(f)       [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)       [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)       [ ] A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

(i)       [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


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(j)       [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

(a)       Amount beneficially owned: 947896.
                                     ------

(b)       Percent of class: 7%
                            --

(c)       Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote 947896.
                                                       -------

          (ii) Shared power to vote or to direct the vote N/A.
                                                          ---

          (iii) Sole power to dispose or to direct the disposition of 947896.
                                                                      ------

          (iv) Shared power to dispose or to direct the disposition of N/A.
                                                                       ---

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATION

(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):


              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    2/8/2000
                                           --------------------------------
                                                       Date

                                                /s/  Andrew Druch
                                           --------------------------------
                                                      Signature
                                            Andrew Druch, Managing Director
                                                    Name/Title